6.5   1/19/06




SEC MAIL PROCESSING SECTION
RECEIVED
DEC 06 2005
WASH, D.C.
192

SECURI 05076623 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15521

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2004 (MM/DD/YY) AND ENDING 9/30/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GERSON, HOROWITZ, GREEN SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 7TH AVENUE - SUITE 301
(No. and Street)

NEW YORK (City)   NEW YORK (State)   10106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALBERT HOROWITZ   212 541-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.T. SHULMAN & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

ONE OLD COUNTRY ROAD - STE 240 (Address)   CARLE PLACE (City)   NEW YORK (State)   11514 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 23 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/20/06

OATH OR AFFIRMATION

I, ALBERT HOROWITZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GERSON, HOROWITZ, GREEN SECURITIES CORP., as of SEPTEMBER 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAWN BORRELLI
Notary Public, State of New York
No. 01BO6045239
Qualified in Nassau County
Commission Expires July 24, 2006

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GERSON, HOROWITZ, GREEN SECURITIES CORP.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2005

GERSON, HOROWITZ, GREEN SECURITIES CORP.
FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

TABLE OF CONTENTS

J.T. SHULMAN & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

ONE OLD COUNTRY ROAD, SUITE 240
CARLE PLACE, NEW YORK 11514
TEL: (516) 877-5900
FAX: (516) 877-5958
WWW.JTSCOCPA.COM

1533 VENTURA BLVD., SUITE 210
SHERMAN OAKS, CALIFORNIA 91403
TEL: (818) 501-1330
FAX: (818) 501-2660

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Gerson, Horowitz, Green Securities Corp.
New York, New York

We have audited the accompanying balance sheet of Gerson, Horowitz, Green Securities Corp. as of September 30, 2005 and the related statements of income, comprehensive income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gerson, Horowitz, Green Securities Corp. as of September 30, 2005 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



Carle Place, New York
November 17, 2005

GERSON, HOROWITZ, GREEN SECURITIES CORP.
BALANCE SHEET
SEPTEMBER 30, 2005

ASSETS (NOTE 8)

CURRENT ASSETS:		
Cash and cash equivalents (Note 2)	$	117,983
Commissions and investment fees receivable (Note 3)		52,734
Dividend and interest receivable		329
Prepaid expenses		2,672
Investments in equity and debt securities available-for-sale (Note 4)		73,650
Loan receivable stockholder (Note 5)		23,536
TOTAL ASSETS	$	270,904

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable	$	3,434
Income taxes (Note 6)		2,962
Deferred income taxes		442
TOTAL LIABILITIES		6,838
STOCKHOLDER'S EQUITY:		
Capital stock (Note 7)		7,500
Additional paid in capital		16,763
Retained earnings		223,594
Accumulated other comprehensive income		16,209
TOTAL STOCKHOLDER'S EQUITY		264,066
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	270,904

The accompanying notes are an integral part of these financial statements.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2005

COMMISSIONS AND INVESTMENT FEE INCOME	$ 393,195
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	369,591
INCOME FROM OPERATIONS	23,604
OTHER INCOME (EXPENSE):	
Interest income	5,570
Dividend income	1,321
Realized gain on investments in equity and debt securities available-for-sale	33,526
TOTAL OTHER INCOME	40,417
INCOME BEFORE PROVISION FOR LOCAL INCOME TAXES	64,021
PROVISION FOR LOCAL INCOME TAXES (Note 6)	10,644
NET INCOME	$ 53,377

The accompanying notes are an integral part of these financial statements.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2005

NET INCOME	$	53,377
OTHER COMPREHENSIVE INCOME:		
Unrealized holding gains on investments in equity securities available-for-sale net of deferred income taxes		13,589
Reclassification adjustment net of deferred income taxes		(32,257)
COMPREHENSIVE INCOME	$	34,709

The accompanying notes are an integral part of these financial statements.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2005

	Capital Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Equity
BALANCE - AT THE BEGINNING OF YEAR	$ 7,500	$ 16,763	$ 195,887	$ 34,877	$ 255,027
NET INCOME	-	-	53,377	-	53,377
COMPREHENSIVE LOSS	-	-	-	(18,668)	(18,668)
STOCKHOLDER'S DISTRIBUTIONS	-	-	(25,670)	-	(25,670)
BALANCE - AT THE END OF YEAR	$ 7,500	$ 16,763	$ 223,594	$ 16,209	$ 264,066

The accompanying notes are an integral part of these financial statements.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 53,377
Adjustments to reconcile net income to net cash provided by operating activities:	
Realized gain on investments in equity securities available-for-sale	(33,526)
(Increase) decrease in:	
Commissions and investment fee receivable	(2,453)
Dividends and interest receivable	205
Prepaid expenses	(648)
Loans to stockholder	(2,516)
Increase (decrease) in:	
Accounts payable	1,340
Income taxes	2,962
NET CASH PROVIDED BY OPERATING ACTIVITIES	18,741
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from sale of equity and debt securities available-for-sale	88,543
Purchases of equity and debt securities available-for-sale	(14,393)
NET CASH PROVIDED BY INVESTING ACTIVITIES	74,150
CASH FLOWS FROM FINANCING ACTIVITIES:	
Stockholder distributions	(25,670)
NET INCREASE IN CASH AND CASH EQUIVALENTS	67,221
CASH AND CASH EQUIVALENTS - BEGINNING	50,762
CASH AND CASH EQUIVALENTS - ENDING	$ 117,983
SUPPLEMENTARY DISCLOSURE OF CASH FLOWS INFORMATION:	
Cash paid during the period for:	
Income taxes	$ 8,341

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A. Organization

Gerson, Horowitz, Green Securities Corp. (the "Company") was incorporated in the State of New York on January 9, 1970. The Company is registered with the National Association of Securities Dealers and is licensed to sell stocks, mutual funds and annuities and conducts business primarily in the New York Metropolitan region.

B. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Investments in Equity Securities Available-for-Sale

Available-for-sale securities consist of equity securities not classified as trading securities or as held-to-maturity securities and mortgage-backed securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount as a separate component of stockholder's equity until realized. Gains and losses on the sale of available-for-sale securities are determined using the first-in, first-out method.

D. Cash Equivalents

The Company considers all short-term highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

E. Income Taxes

The Company, with the consent of its stockholder, has elected to have its income taxed as an "S" corporation under the provisions of the Internal Revenue Code which provides that in lieu of corporate income taxes the stockholder is taxed on his proportionate share of the Company's taxable income. In addition, the Company has elected to have its income taxed for state purposes under New York State S Corporation law. Accordingly, no provision or liability for federal or state income taxes is reflected in these financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - (cont'd)

E. Income Taxes (cont'd)
The Company accounts for local income taxes in accordance with the asset and liability method of accounting for income taxes proscribed by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income taxes result principally from the unrealized gain on securities available-for-sale. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

F. Comprehensive Income
The Company follows Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income. This statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income and unrealized holding gains on available-for-sale securities net of the related income tax expense and is presented in the Statement of Comprehensive Income.

NOTE 2 - CONCENTRATION OF CREDIT RISK ARISING FROM CASH DEPOSITS IN EXCESS OF INSURED LIMITS

The Company maintains its cash balances with various financial institutions. Cash maintained in banks is insured by the Federal Deposit Insurance Corporation up to $100,000. Money market accounts maintained at other financial institutions are not insured. At September 30, 2005, the Company's uninsured cash balances aggregated $101,143.

NOTE 3 - COMMISSIONS AND INVESTMENT FEES RECEIVABLE

Commissions receivable represent amounts due the Company from various investment companies with which orders have been placed. Commissions are usually collected within thirty days. Investment fees are received on a quarterly basis, but are recognized as earned on a pro-rata basis.

Commission and investment fees receivable are recorded at net realizable value consisting of the carrying amount less the allowance for uncollectible accounts.

The Company uses the allowance method to account for uncollectible receivable balances. Under the allowance method, an estimate of uncollectible customer balances is made based on weighted-average percentages of balances that exceed 60 days old using factors such as the credit quality of the customer and the economic conditions in the market. Accounts are considered past due once the unpaid balance is 90 days or more outstanding, unless payment terms are extended by contract. When an account balance is past due and attempts have been made to collect the receivable through legal or other means, the amount is considered uncollectible and is written off against the allowance balance.

NOTE 3 - COMMISSIONS AND INVESTMENT FEES RECEIVABLE (cont'd)

At September 30, 2005, commission and investment fees receivable had net balances in the amount of $52,734. There is no allowance for uncollectible accounts at September 30, 2005.

NOTE 4 - INVESTMENTS IN EQUITY SECURITIES AVAILABLE-FOR-SALE

Cost and fair market value of marketable equity securities available-for-sale at September 30, 2005 are as follows:

Cost	Unrealized Gains	Fair Value
$ 56,999	$ 16,651	$ 73,650

The accumulated other comprehensive income on equity securities, which was included as a separate component of stockholder's equity in the accompanying balance sheet decreased by $19,177 before tax effect of $509 during the year ended September 30, 2005.

NOTE 5 - LOAN RECEIVABLE - STOCKHOLDER

The loan receivable from the stockholder in the amount of $23,536 is non-interest bearing, unsecured and payable on demand.

NOTE 6 - PROVISION FOR LOCAL INCOME TAXES

The provision for local income taxes is based on taxable income, which includes certain income and expense items that are not deductible for income tax purposes, and expenses that were deductible for tax purposes, but not included in book income. For the year ending September 30, 2004 local income tax expense was $10,644.

Deferred income taxes are provided for the temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities. The temporary differences that give rise to the deferred tax liability consisted of investments in securities available-for-sale in the amount of $16,651. The total deferred tax benefit associated with accumulated other comprehensive income was $509 for the year ended September 30, 2005.

NOTE 7 - CAPITAL STOCK

Capital stock consists of 200 shares of authorized no par value class A voting stock and 200 shares of authorized no par value class B non-voting stock, of which 200 shares of class A voting stock have been issued and are outstanding.

NOTE 8 - LINE OF CREDIT

The Company maintains a $50,000 line of credit with a bank. At September 30, 2005 the Company had no outstanding balance on this credit facility. Substantially all of the assets of the Company have been pledged as collateral on this line of credit.

J.T. SHULMAN & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

ONE OLD COUNTRY ROAD, SUITE 240
CARLE PLACE, NEW YORK 11514
TEL: (516) 877-5900
FAX: (516) 877-5958
WWW.JTSCOCPA.COM

1533 VENTURA BLVD., SUITE 210
SHERMAN OAKS, CALIFORNIA 91403
TEL: (818) 501-1330
FAX: (818) 501-2660

AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Stockholder
Gerson, Horowitz, Green Securities Corp.
New York, New York

Our report on our audit of the basic financial statements of Gerson, Horworitz, Green Securities Corp. for the year ended September 30, 2005 appears on page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information shown on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information on pages 12 through 16 is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.



Carle Place, New York
November 17, 2005

GERSON, HOROWITZ, GREEN SECURITIES CORP.
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED SEPTEMBER 30, 2005

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		
Automobile expense	$	1,390
Bank charges		101
Commission expense		12,575
Contributions		410
Dues and subscriptions		5,055
Employee benefit program		6,676
Equipment rental		5,803
Insurance		4,715
Office expense and postage		6,396
Payroll taxes		9,563
Professional fees		22,400
Salaries - officers		260,000
Telephone		4,349
Travel and entertainment		30,158
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	$	369,591

See accountants' report on supplementary information.

ANNUAL AUDIT REPORT
FORM X-17A-5 PART II
GERSON, HOROWITZ, GREEN SECURITIES CORP.
SEPTEMBER 30, 2005

STATEMENTS OF FINANCIAL CONDITION

ASSETS

		Allowable	Non-allowable	Total
1.	Cash and cash equivalents	$ 117,983	$ -	$ 117,983
3E.	Receivable from brokers or dealers:			
	Other	52,734	-	52,734
7D.	Corporate obligations	24,384	-	24,384
7E.	Stock and warrants	49,266	-	49,266
15A.	Dividend and interest receivable	329	-	329
15D.	Other Assets:			
	Loan receivable - stockholder	-	23,536	23,536
	Prepaid expenses	-	2,672	2,672
16.	TOTAL ASSETS	$ 244,696	$ 26,208	$ 270,904

LIABILITIES AND OWNERSHIP EQUITY

		A.I. Liabilities	Non-A.I. Liabilities	Total
23B.	Accounts Payable	$ 3,434	$ -	$ 3,434
23C.	Income taxes payable	2,962	-	2,962
23D.	Deferred income taxes	-	442	442
26	TOTAL LIABILITIES	$ 6,396	$ 442	$ 6,838
	OWNERSHIP EQUITY:			
29B.	Common Stock			$ 7,500
C.	Additional paid in capital			16,763
D.	Retained earnings			239,803
30.	TOTAL OWNERSHIP EQUITY			264,066
31.	TOTAL LIABILITIES AND OWNERS EQUITY			$ 270,904

See accountants' report on supplementary information.

ANNUAL AUDIT REPORT
FORM X-17A-5 PART II
GERSON, HOROWITZ, GREEN SECURITIES CORP.
SEPTEMBER 30, 2005

COMPUTATION OF NET CAPITAL

1.	Total ownership equity	$ 264,066
5.	Total capital	264,066
6A.	Non-allowable assets	(26,208)
7	Other allowable credits: Deferred tax liability	(442)
8.	Net capital before haircut	237,416
9C.	Minus haircuts: 4. 9% corporate obligations	(2,194)
	5. 15% stock and warrants	(7,390)
	8. Other securities:	
	2% money market fund	(2,023)
10.	NET CAPITAL	$ 225,809

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

11.	Minimum net capital required (6 2/3% of line 19)	$ 456
12.	Minimum dollar net capital requirement of reporting broker	100,000
13.	Net capital requirement	$ 100,000
14.	Excess net capital	$ 125,809
15.	Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)	$ 225,125

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total liabilities from statement of financial condition	$ 6,838
19.	Total aggregate indebtedness	$ 6,838
20.	Percentage of aggregate indebtedness to net capital	3.00

STATEMENT OF CHANGE IN OWNERSHIP EQUITY

Ownership equity at beginning of year	$ 255,027
Addition: net income for the year	53,377
Subtraction: net unrealized loss on securities, net of deferred tax benefit	(18,668)
Stockholder distributions	(25,670)
Ownership Equity at End of Year	$ 264,066

See accountants' report on supplementary information.

NOTES TO SUPPLEMENTARY INFORMATION

1. RE: The reconciliation of computation of net worth. The year-end audit disclosed the following adjustments which effectively increase ownership equity in the amount of $48,966 from the previously submitted September 30, 2005 FOCUS report.

$ 52,733	To record increased revenue, commissions and investment fee receivable
329	To record dividend and interest receivable
(4,924)	To record local tax provision
(1,884)	To record accrued expenses
2,672	To record understatement of prepaid expenses
$ 48,966	Increase in net worth

2. Net capital increased per the audit report by $43,858 as compared to the FOCUS report balance. This is the net adjustment of the following items:

$ 48,966	Increase in net worth as summarized in Note 1 above
1,520	Decrease in non-allowable prepaid income tax
(2,672)	Increase in non-allowable prepaid expenses
(3,956)	Increase in haircut adjustment
$ 43,858	Increase in net capital

3. The corporation is exempt from Rule 15C3-3 as it maintains and utilizes a single special account for the exclusive benefit of customers.

J.T. SHULMAN & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

ONE OLD COUNTRY ROAD, SUITE 240
CARLE PLACE, NEW YORK 11514
TEL: (516) 877-5900
FAX: (516) 877-5958
WWW.JTSCOCPA.COM

1533 VENTURA BLVD., SUITE 210
SHERMAN OAKS, CALIFORNIA 91403
TEL: (818) 501-1330
FAX: (818) 501-2660

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES EXCHANGE COMMISSION

To the Stockholder
Gerson, Horowitz, Green Securities Corp.
New York, New York

In planning and performing our audit of the financial statements of Gerson, Horowitz, Green Securities Corp (the Company) for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("the SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss form unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Segregation of duties is an important component of a system of internal control. The Company at the present time has only one employee and, accordingly, the system of internal control lacks this component. Except for this inherent limitation, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

J.T. Shulman & Company P.C.

Carle Place, NY
November 17, 2005